News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces Fourth Quarter Results

    SASKATOON, SK, March 3 /CNW Telbec/ - Claude Resources Inc. (CRJ - TSX;
CGR - AMEX) - Gold production at Claude's Seabee mine increased steadily through the second half of 2005 reaching a high of 15,100 ounces in the fourth quarter, 53% higher than the average production from the previous three quarters. Total 2005 gold production of 44,600 ounces was 9% above 2004 and close to Claude's five year average of 44,800 ounces per year. The improvement is expected to be sustained at about 12,000 ounces per quarter for 2006.
    "Increased production and resulting revenues in 2005 were positive achievements", stated President and CEO Neil McMillan, "but the stronger
Canadian dollar and the increasing labour and consumable costs will keep pressure on operating margins in 2006. We expect to meet these challenges through expanded production, diligent cost controls and an expected robust increase in the price of gold."

    <<
    Financial Highlights
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                                   Three       Three
                                  Months      Months        Year        Year
                                   Ended       Ended       Ended       Ended
                                December    December    December    December
                                31, 2005    31, 2004    31, 2005    31, 2004
    -------------------------------------------------------------------------
    Revenue ($ millions)            11.4         8.8        34.3        32.2
    -------------------------------------------------------------------------
    Net earnings (loss)
     ($ millions)                    1.0        (0.3)       (3.5)       (0.6)
    -------------------------------------------------------------------------
    Earnings (loss) per share ($)   0.01        0.00       (0.05)      (0.01)
    -------------------------------------------------------------------------
    Cash from operations
     ($ millions)(x)                 2.1         2.0         4.4         6.2
    -------------------------------------------------------------------------
    Cash from operations
     per share ($)(x)               0.03        0.03        0.07        0.10
    -------------------------------------------------------------------------
    Average realized gold price
     (CDN $/ounce)                   569         560         548         545
    -------------------------------------------------------------------------
    Total cash operating costs
     (US $/ounce)                    355         313         358         297
    -------------------------------------------------------------------------
    Working capital ($ millions)     6.9         9.4         6.9         9.4
    -------------------------------------------------------------------------

    (x) before net change in non-cash working capital

    OPERATIONS

    Gold

    For the quarter ended December 31, 2005, the Seabee mine increased tonnes mined and milled by 38% and 42% over the same period last year, respectively.
Grade processed for the quarter was up slightly from 7.45 grams per tonne in
2004 to 7.60 grams per tonne this period. This combination of increased throughput and grade resulted in a 42% improvement in produced ounces over the same period in 2004 (Q42005-15,100; Q42004-10,600) as well as a 35%, 59% and
70% improvement over the first, second and third quarters of 2005, respectively.

    Operating Statistics          Three Months Ended              Year Ended
                                         December 31             December 31
                                    2005        2004        2005        2004

    Tonnes mined                  61,000      44,200     228,900     144,400
    Mined grade (g/t)               6.35        7.09        6.95        7.68
    Mined volume (ounces)         12,500      10,100      51,200      35,600
    Tonnes milled                 66,400      46,600     236,400     186,900
    Grade processed (g/t)           7.60        7.45        6.32        7.15
    Recovery (%)                   92.98       95.23       92.86       95.21
    Operating efficiency (%)       99.57       98.23       97.41       96.82
    Sales volume (ounces)         13,900      11,300      42,200      41,200
    Production volume (ounces)    15,100      10,600      44,600      40,900

    Seabee mine operating expenditures increased by 35%, period over period and 15% year over year. These results are attributable to the incremental costs associated with added tonnes mined and milled.
    Development costs during the fourth quarter decreased slightly from
$2.2 million in 2004 to $2.0 in 2005. During the year development expenditures of $7.6 million were historically high, as maintaining mill throughput with stope grades performing at less than reserve estimates required the expedited development of additional working places. The main decline was developed down to the 790 metre level at the end of 2005 and will continue down to the
900 metre level in 2006. Should the underground drilling program below the
No. 5 mine prove successful in laterally extending the Seabee ore body, expectations are that annual development requirements going forward will decrease.
    2006 production at the Seabee mine is forecast at 48,000 ounces, a return to historic levels. Production is expected from the 2B, 2C and 161 ore bodies at depths between the 325 metre level and the 850 metre level. During the upcoming year, the Company will examine its mining technique at depth. Due to added ground pressure as the mine extends lower and the potential for added dilution, a long-hole stope on the 820 metre level will be tested. This has the potential to not only mitigate dilution but also reduce operating costs.
    Claude is planning in excess of 50,000 metres of underground drilling at
Seabee to replace 2006 production and expand reserves and resources. This drilling will be focused on extending the Seabee ore body at depth and laterally to the east. Two main diamond drill chambers were completed on the
550 level to test the 5-1 and 5-2 structures under the old No. 5 mine workings. Drilling will commence in the first quarter of 2006.
    The Seabee mill expansion to 1,100 tonnes per day from 550 tonnes per day was largely completed by year-end. The mill is being expanded to accommodate feedstock from satellite deposits within trucking distance of the Seabee mine.
    Each year, reserves and resources at the Seabee mine are independently reviewed. At February 1, 2006, reserves were at 684,400 tonnes at 6.55 grams per tonne or 144,200 ounces. Resources were 1,499,700 tonnes at 8.86 grams per tonne or 427,000 ounces. Over the past 14 years, the Company has successfully upgraded 100% of its posted resources to reserves.

    Seabee Mine - Mineable Reserves and Mineral Resources

                                           2005                         2004
                       Tonnes  g/tonne   Ounces     Tonnes  g/tonne   Ounces

    Proven            395,600     6.18   78,600    400,500     6.37   82,000
    Probable          288,800     7.07   65,600    332,200     7.53   80,400
    -------------------------------------------------------------------------
    Total
     Mineable
     Reserves         684,400     6.55  144,200    732,700     6.89  162,400

    Inferred
     Mineral
     Resources(1)   1,499,700     8.86  427,200  1,406,200     8.16  368,900

    -------------------------------------------------------------------------

                                                                        2003
                                                    Tonnes  g/tonne   Ounces

    Proven                                         187,400     7.72   46,500
    Probable                                       487,300     7.39  115,800
    -------------------------------------------------------------------------
    Total
     Mineable
     Reserves                                      674,700     7.48  162,300
    Inferred
     Mineral
     Resources(1)                                1,987,000     8.45  539,800

    -------------------------------------------------------------------------
    (1)  Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

    Oil and Gas

    Oil and natural gas liquids sales (NGLs) volume for the quarter was
19,200 barrels, 6% lower than the 20,500 barrels sold in the same period of
2004. Year over year, oil and NGLs sales volume fell from 90,900 barrels in
2004 to 83,000 barrels this year, a 9% decline. Natural gas volume declined
23% from 202 MMCF in the fourth quarter of 2004 to 156 MMCF in 2005. Year over year, natural gas sales volumes fell from 796 MMCF in 2004 to 669 MMCF in
2005, a 16% decline
    For 2006 the Company expects production declines to improve, especially at the Nipisi, where seven infill wells were drilled in 2005.
    Each year the Company has its proven and probable oil, NGLs and natural gas reserves evaluated independently. Crude oil and NGLs proved and probable reserves increased by 57% from 702,000 barrels at the end of 2004 to 1,099,000 barrels at the end of this year. This increase is largely attributable to successful infill drilling on the Nipisi Unit and improved oil and NGLs prices. Natural gas reserves remained relatively unchanged at 8,900 MMCF.
Natural gas reserve declines due to production were offset by much improved natural gas prices.

    Reserves(1)                                 2005        2004        2003

    Crude oil and NGLs (mbbl)
      Proved
        Alberta                                  806         455         339
        Saskatchewan                              60          66          44
    -------------------------------------------------------------------------
                                                 866         521         383
      Probable
        Alberta                                  215         174         131
        Saskatchewan                              18           7           5
    -------------------------------------------------------------------------
                                                 233         181         136
    -------------------------------------------------------------------------
      Total                                    1,099         702         519
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Natural gas (MMCF)
      Proved
        Alberta                                7,539       7,167       5,861

      Probable
        Alberta                                1,313       1,775       1,857
    -------------------------------------------------------------------------
      Total                                    8,852       8,942       7,718
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Barrels of oil equivalent (mboe)
      Proved                                   2,123       1,716       1,360
      Probable                                   452         477         445
    -------------------------------------------------------------------------
      Total                                    2,575       2,193       1,805
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Gross reserves at December 31, 2005, reviewed by Sproule Associates
        Limited using constant prices.

    EXPLORATION

    Claude continued to aggressively pursue its strategy of exploring for satellite gold deposits within trucking distance of the Seabee mill. Most of this year's work was undertaken in the vicinity of the Seabee mine area, including the Porky Lake and Santoy Lake properties.

    Santoy Lake Area

    At Santoy Lake, Claude completed a delineation drilling program at the
Santoy 7 and Santoy 8 and 8 East zones. The Santoy property is approximately
11 kilometres east of the Seabee mine. The 2005 program included 68 diamond drill holes totaling 15,296 metres. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns. During the fourth quarter geological data was compiled generating a map covering the area from Santoy Zones 6 and 7 to Zones 8 and 8E.
    Mineralization is hosted in siliceous shear zones with sulfide-chlorite-
quartz veins and in silicified granitoid sills. It has been confirmed that the
Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone plunges to the northeast and is open at depth. Mineralized sections of this zone range in thickness from 1.5 metres to 30 metres. It is possible that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected. Both zones are still open and more drilling will be conducted during the winter season of 2006 to establish the dip and strike extents.
    Inferred Mineral Resources of 910,000 tonnes were outlined at Santoy
Lake. The grade of this Inferred Resource is estimated at 6.10 grams per tonne with a top cut of 30 grams per tonne or 8.70 grams per tonne without cutting.
The cut-off grade used was 3 grams per tonne over 1.5 metres (approximately
1.2 metres true width). A specific gravity of 2.8 was used based on Seabee mine practice.
    In October 2005, the Company received a permit from the necessary regulatory agencies to erect a bridge over the Munro crossing and a permit to bulk sample the Santoy 7 zone. Road construction to Santoy commenced in the spring of 2005 but was set back by the delay in obtaining a government permit to build the bridge. The Company expects to complete the Santoy Zone 7 bulk sample extraction by the end of 2006. Pending positive results of this bulk sampling, the Company expects to mine the Santoy Zone 7 deposit in 2007.

    Porky Lake Area

    Approval to conduct bulk sampling of the Porky West Zone was granted in early June and physical work has begun at the site with the collaring of the portal. Approximately 880 metres of decline is planned to the 130 metre level, from which a 5,000 tonne sample will be extracted. The underground bulk sampling program is underway to confirm grade, continuity and metallurgy of the gold mineralization. To date, the West zone has an estimated indicated
resource of 90,000 tonnes grading 7.33 grams per tonne and an estimated inferred resource of 130,000 tonnes grading 5.00 grams per tonne. At the end of 2005, the ramp had advanced approximately 125 metres with the remainder of the program to be completed in 2006. Pending positive results of this bulk sampling, the Company expects to mine the Porky West deposit in 2007.

    More than 1.5 million tonnes of resources were added to Claude's reserve inventory in the area beyond the Seabee mine:

    Porky Lake Area Resources
                                               Grade       Grams        Troy
    Zone             Category    Tonnage        (g/t)      of Au      Ounces
    West Zone        Indicated    90,000        7.33     659,700      21,200
                     Inferred    130,000        5.00     650,000      20,900

    Main Zone        Indicated   160,000        7.50   1,200,000      38,600
                     Inferred     70,000       10.43     730,100      23,500
    -------------------------------------------------------------------------
    Total            Indicated
                      &
                     Inferred    450,000        7.20   3,239,800     104,200

    Santoy Lake Area Resources
                                               Grade       Grams        Troy
    Zone             Category    Tonnage        (g/t)      of Au      Ounces
    Santoy 7         Indicated   190,000        8.42   1,599,800      51,400
                     Inferred     10,000        10.0     100,000       3,200
    Santoy 8/8E      Indicated         -           -           -           -
                     Inferred    910,000        6.10   5,551,000     178,500
    -------------------------------------------------------------------------
    Total            Indicated
                      &
                     Inferred  1,110,000        6.53   7,250,800     233,100
    -------------------------------------------------------------------------

    Total Porky +
     Santoy Resources          1,560,000        6.72  10,490,600     337,300
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Madsen

    In 2005, Placer Dome delivered its final 2004 exploration report for the
Madsen property located near Red Lake, Ontario. (see March 30, 2005 press release "New High Grade Zones Discovered at Madsen" at
www.clauderesources.com). The property is located at Madsen, Ontario in the prolific Red Lake gold camp. Placer did not conduct any field exploration on the Madsen property in 2005. By the end of 2004, Placer had spent a total of
$8.6 million on the property, $400,000 more than required by the option agreement. As per the agreement, Placer has until December of 2006 to deliver a positive bankable feasibility study to fulfill its obligations and vest in the Madsen Joint Venture with a 55% working interest.

    FINANCIAL

    The Company recorded net earnings of $1.0 million, or $0.01 per share after the gain on sale of investments of $1.4 million for the fourth quarter of 2005. This compares to a net loss of $.3 million, or $0.00 per share, for the same period last year. The period over period net earnings increase was due largely to the combination of higher gold revenues and the gain on sale of investments offset by increased operating costs.
    For the year ended December 31, 2005, the Company recorded a net loss of
$3.5 million, or $0.05 per share, after a $1.3 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares and a $1.4 million gain realized on the sale of certain portfolio investments. This compares to a net loss of $.6 million, or $0.01 per share, for the same period last year. The year to date earnings decrease was due largely to higher mine operating costs and non-cash depreciation and depletion charges offset by the tax recovery and gain on investments sale.

    Revenue

    Total revenue generated for the fourth quarter of 2005 was $11.4 million, a 30% improvement over the $8.8 million reported for the same period in 2004.
The Seabee mine contributed $7.9 million to revenue for the fourth quarter of
2005 compared to $6.3 million for the same period last year. Sales volume for the period improved by 23% from 11,300 ounces in 2004 to 13,900 ounces this quarter. The average price realized for this period was CDN $569 (US $485)
versus CDN $560 (US $459) for the same period in 2004.
    Oil, NGLs and natural gas revenue for the quarter improved significantly from $2.5 million in 2004 to $3.4 million. This was due to a combination of increased petroleum (Q42005 - CDN $63.77; Q42004 - CDN $55.99) and natural gas prices (Q42005 - CDN $12.14; Q42004 - CDN $6.72) offset by normal production declines. Corresponding increases in Alberta crown and overriding royalties mitigated the increase in net oil and natural gas revenue.
    Gross revenue for the year increased 7% from $32.2 million in 2004 to
$34.3 million in 2005. The Seabee mine contributed $23.1 million to revenue, a
3% improvement from the $22.5 million recorded in 2004. This improvement was largely a result of 1,000 more ounces sold during the year (2005 - 42,200;
2004 - 41,200). An 8% increase in the average US dollar gold price realized was almost entirely offset by the strengthening Canadian dollar and resulted in minimal improvement in Canadian dollar prices realized: 2005 - $548
(US $452); 2004 - $545 (US $419).
    Production of 44,600 ounces for 2005 was 3% below the forecast of 46,000 ounces. This was largely due to fewer tonnes mined and milled combined with certain stoping blocks not performing to estimated reserve grade, primarily during the first three quarters of the year.
    Gross oil, NGLs and natural gas revenues totalled $11.1 million in 2005, a 14% improvement from the $9.7 million in 2004. This increase was due to higher averaged realized prices, particularly towards the latter half of the year, partially offset by normal production declines. Corresponding increases in both Alberta crown royalties and overriding royalties mitigated the increase in net oil and gas revenue.
    The 2005 oil and NGLs sales volume of 83,000 barrels was 9% lower than the 90,900 barrels sold the previous year. The average realized price per barrel in Canadian dollar terms improved 6% to CDN $49.55 (US $40.94) in 2005 from CDN $46.92 (US $36.06) last year.
    Natural gas volumes fell 16% from 796 MMCF in 2004 to 669 MMCF in 2005.
The average realized price in Canadian dollar terms increased by 34% from CDN
$6.51 (US $5.00) in 2004 to CDN $8.74 (US $7.22) this year.

    Expenditures

    For the three months ended December 31, 2005, total mine operating costs were $5.8 million, a 35% increase from $4.3 million recorded for the comparable period last year. This result was due largely to the incremental costs required to mine and mill 38% and 42% more tonnes than in the same period in 2004, respectively. These operating costs combined with the appreciating Canadian versus US dollar offset by the higher sales volume resulted in a 13% increase in cash operating costs per ounce (Q42005 -
US $355; Q42004 - US $313).
    Oil, NGLs and natural gas operating costs for the quarter increased 50%

from $.4 million in 2004 to $.6 million this period. This was largely a result of salt water disposal and emulsion treatment charges on the Zama property.
    A 59% and 26% increase in tonnes mined and milled for full year 2005 compared to 2004, resulted in a 15% increase in mine operating costs: 2005 -
$18.3 million, 2004 - $15.9 million. As well, the Company is experiencing the industry-wide effects of increasing labour and consumables costs. Total cash costs per ounce increased from US $297 in 2004 to US $358 this year. This 21%
increase was a result of the higher operating costs offset by the slightly improved sales volume. The strengthening Canadian dollar was responsible for
US $25 of this year's US $63 unit cost increase.
    Oil, NGLs and gas operating costs increased to $1.9 million this year from $1.6 million in 2004. This was a result of salt water disposal and emulsion treatment charges on the Zama property - primarily the Keg River
Unit.

    Administrative Costs

    General and administrative costs improved slightly in the fourth quarter of 2005 compared to the same period in 2004. Year to date costs remained relatively unchanged.

    Depreciation and Depletion

    For the fourth quarter of 2005, depreciation and depletion of the
Company's gold assets increased slightly over the same period in 2004. For the year ended December 31, 2005, this increase was 62%, from $6.0 million in 2004 to $9.7 million this period. The increase was due to a combination of more tonnes mined and milled, the amortization of a larger asset base due to aggressive development programs and a slightly declining reserve base.
    Depreciation and depletion of the Company's oil and gas assets remained relatively unchanged, a result of the larger asset base used in the units of production calculation offset by improved oil reserves.

    Other Income

    During the year, the Company disposed of a portion of its investment portfolio, realizing a gain of $1.4 million.

    Income Taxes

    The income tax recovery of $1.3 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2004 and the subsequent renouncement of those expenditures in 2005.

    Liquidity & Financial Resources

    Cash flow from operations before net change in non-cash working capital items was $4.4 million in 2005, or $0.07 per share, compared to $6.2 million, or $0.10 per share, in 2004. This year's 29% decrease from 2004 was attributable to lower contributions from the Seabee mine.

    Investing

    Mineral property expenditures of $17.6 million in 2005 increased from
$13.3 million in 2004. This year's expenditures were comprised of the following: Seabee mine development of $7.6 million (2004 - $8.6 million);
exploration costs, focusing on the Porky and Santoy Lake bulk sample projects of $4.4 million (2004 - $3.2 million); property, plant and equipment charges of $5.0 million (2004 - $.8 million); Seabee mine tailings project of
$.3 million; and the Tartan Lake project of $.3 million. Property, plant and equipment charges include mill expansion costs of $3.9 million. The expanded mill, initiated to mitigate ore grade volatility and accommodate the potential for additional ore from sources other than the Seabee mine, will be commissioned in 2006.

    Oil and gas capital expenditures of $2.3 million during the year increased from $2.0 million in 2004. Of this, $1.3 million relates to drilling on both the Nipisi and Edson Units and $1.0 million relates to infrastructure costs on the Nipisi unit and Edson gas plant.
    Pursuant to the sale of a production royalty, the Company received a promissory note in the amount of $14.0 million as part of the Red Mile transaction. The Company sold a similar production royalty at the end of 2004 for $7.0 million.
    During the year, the Company disposed of a portion of its portfolio investment for proceeds of $1.5 million. The Company holds several investments in publicly traded entities which have a book value of $.5 million and fair market value of $6.7 million at December 31, 2005.

    Financing

    Financing activities in 2005 included a private placement for the issue of 4,023,100 common shares at $1.00 per share and 4,547,273 common shares, issued on a flow-through basis for $1.10 per share, for gross proceeds of
$9,025,000; and a private placement for 1,999,999 common shares, issued on a flow-through basis for $1.05 per share, for gross proceeds of $2,100,000.
    The Royalty Obligation of $13.2 million refers to the royalty payment received related to the Red Mile transaction. The Company sold a similar production royalty at the end of 2004 for $7.1 million.
    In February 2005, to finance the mill expansion, the Company borrowed
$5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February
2010. The Company repaid $.7 million during the year.
    The proceeds from a capital lease obligation relates to a 40-ton ore truck acquired for the Porky and Santoy Lake bulk samples. Repayments are in respect of this lease as well as an existing lease obligation relating to a diamond drill leased in 2002.

    OUTLOOK

    For 2006, Claude's gold sales volume is expected to improve over 2005 actuals by 14% to approximately 48,000 ounces, with mine operating costs forecast similar to 2005 at $18.4 million. Depreciation and depletion on gold assets is forecast to increase by 9% to $10.7 million if targeted tonnes mined and milled are attained. Capital expenditures for mineral properties are forecast as follows:
       - development costs similar to 2005 at $7.3 million, this amount could be less should the underground drilling program prove successful and allow development to proceed laterally rather than to depth;
       - infrastructure costs should decline substantially as the mill expansion is complete;
       - exploration costs, funded by two separate flow-through share issues, should be approximately $5.0 - $6.0 million. This amount continues to be larger than historical averages, as the Company expects to complete the extraction of two separate bulk samples at the Porky
         Lake and Santoy Lake properties and continues to aggressively drill targets in the Seabee area.

    Oil and gas revenues are expected to remain unchanged as production and price are forecast to remain strong. Operating costs for 2006 are also expected to remain constant or improve slightly. In 2006, oil and gas capital expenditures should be approximately $1.5 million. Depreciation and depletion costs should remain the same as 2005.
    By the third quarter, the Company expects to be in a position to process tonnes from the Porky and Santoy bulk samples. Success at either or both projects could lead to a production increase as early as 2007.

    KEY SENSITIVITIES

    Earnings from Claude's gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2005 actuals, are as follows:

    Gold

    For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $.6 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.3 million.

    Oil & NGLs

    For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $.5 million, or $0.01 per share.
For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.04 million, or $0.01 per share.

    Gas

    For a US $1 price movement in gas price per MCF, earnings and cash flow will have a corresponding movement of $.8 million, or $0.01 per share. For a
$0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.01 million.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold. At December 31, 2005, the Company had no outstanding forward gold or foreign exchange contracts.

    BALANCE SHEET

    The Company's total assets were $93.4 million at December 31, 2005 compared to $64.9 million at year-end 2004. The increase is mostly attributable to investments at the Seabee mine as well as the promissory note received on the sale of a production royalty.
    The long-term debt amounting to $.2 million relates to capital lease obligations. The Company has a $4.3 million loan outstanding. As it is a demand loan, the entire amount has been classified as a current asset for accounting purposes. As a result, working capital fell 27% from $9.4 million at December 31, 2004 to $6.9 million in 2005.
    Shareholder's equity for the year ended December 31, 2005 increased by
$5.9 million. The increase reflects a net loss of $3.5 million, an increase to share capital of $9.1 million that was due primarily to two separate private placements in the year, and a $.3 million increase to contributed surplus that relates to the expensing of stock options during the year.

    OUTSTANDING SHARE DATA

    At December 31, 2005, there were 72.5 million common shares outstanding.
In addition, there were 2.8 million employee stock options and 3.5 million warrants outstanding with exercise prices ranging from $.53 to $3.05 per share and $1.10 to $3.00 per share, respectively.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of December 31, 2005, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief
Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive
Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations per common share is determined by dividing the cash flow from operations, before the net change in non-cash working capital items, by the weighted average number of common shares outstanding during the period. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This Management Discussion & Analysis contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal",
"plan", "intent", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-
looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items, that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                                (signed)
    Chief Executive Officer                 Chief Financial Officer

    Date: March 3, 2006

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands) (unaudited)

                                                        December    December
                                                         31 2005     31 2004

    Assets
      Current assets:
        Receivables                                    $   4,359   $   1,667
        Inventories                                        5,953       4,828
        Shrinkage stope platform costs (Note 2)            8,941       7,903
        Prepaids                                             397         364
        Other current assets                                 599         139
    -------------------------------------------------------------------------
                                                          20,249      14,901

      Oil and gas properties                               7,681       6,101
      Mineral properties                                  42,471      34,327
      Investments (Note 3)                                   549         668
      Promissory note                                     20,383       6,843
      Deposits for reclamation costs                       2,097       2,061
    -------------------------------------------------------------------------

                                                       $  93,430   $  64,901
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness                              $   1,095   $     343
        Payables and accrued liabilities                   6,380       4,580
        Demand loan (Note 4)                               4,261           -
        Other current liabilities                          1,609         536
    -------------------------------------------------------------------------
                                                          13,345       5,459

      Obligation under capital lease                         156           -
      Royalty obligation                                  20,513       6,974
      Deferred revenue                                     1,316         563
      Asset retirement obligations                         2,311       2,046

      Shareholders' equity:
        Share capital (Note 5)                            53,109      43,966
        Contributed surplus                                  622         330
        Retained earnings                                  2,058       5,563
    -------------------------------------------------------------------------
                                                          55,789      49,859
    -------------------------------------------------------------------------

    Commitments and contingencies (Note 7 and Note 8)

                                                       $  93,430   $  64,901
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Earnings (Loss)
    For the Year Ended December 31, 2005
    (Canadian Dollars in Thousands) (unaudited)

                                  Three Months Ended              Year Ended
                                         December 31             December 31
                                    2005        2004        2005        2004

    Revenues
      Gold                     $   7,934   $   6,302   $  23,121   $  22,470
      Oil and gas:
        Gross revenue              3,449       2,544      11,142       9,745
        Crown royalties             (831)       (514)     (2,616)     (2,209)
        Alberta Royalty Tax
         Credit                      125         125         500         442
        Overriding royalties      (1,596)     (1,190)     (5,247)     (4,618)
    -------------------------------------------------------------------------
      Net oil and gas revenue      1,147         965       3,779       3,360
    -------------------------------------------------------------------------
                                   9,081       7,267      26,900      25,830

    Expenses
      Gold                         5,815       4,304      18,296      15,904
      Oil and gas                    583         377       1,946       1,574
      Depreciation, depletion
       and accretion:
        Gold                       2,238       2,006       9,704       6,023
        Oil and gas                  152         156         746         653
      General and administrative     564         696       2,290       2,332
      Interest and other              85          11         129         (58)
    -------------------------------------------------------------------------
                                   9,437       7,550      33,111      26,428
    -------------------------------------------------------------------------

    Loss before undernoted items    (356)       (283)     (6,211)       (598)
      Gain on sale of investments  1,386           -       1,386           -
    -------------------------------------------------------------------------
    Earnings (loss) before
     income taxes                  1,030        (283)     (4,825)       (598)

      Income tax recovery
       (Note 6)                        -           -       1,320           -
    -------------------------------------------------------------------------

    Net earnings (loss)        $   1,030   $    (283)  $  (3,505)  $    (598)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss) per
     share
      Basic and diluted        $    0.01   $   (0.00)  $   (0.05)  $   (0.01)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number
     of shares outstanding
     (000's)
      Basic                       70,476      60,558      66,342      59,769
    -------------------------------------------------------------------------
      Diluted                     70,835      60,558      66,342      59,769

    Consolidated Statements of Cash Flows
    For the Year Ended December 31, 2005
    (Canadian Dollars in Thousands) (unaudited)

                                  Three Months Ended              Year Ended
                                         December 31             December 31
                                    2005        2004        2005        2004

    Cash provided from (used in):

    Operations:
      Net earnings (loss)      $   1,030   $    (283)  $  (3,505)  $    (598)
      Non-cash items:
        Depreciation,
         depletion and
         accretion                 2,346       2,132      10,296       6,533
        Stock-based
         compensation                 44          82         120         136
        Accretion of asset
         retirement
         obligations                  44          30         154         143
        Gain on sale of
         investments              (1,386)          -      (1,386)          -
        Income tax recovery            -           -      (1,320)          -

      Net change in non-cash
       working capital:
        Receivables                 (848)        930      (1,852)        845
        Inventories                1,161       1,489      (1,125)     (1,027)
        Shrinkage stope
         platform costs              997        (376)     (1,038)     (1,225)
        Prepaids                       6        (121)        (33)       (105)
        Payables and accrued
         liabilities                 680      (1,085)      1,800          15
    -------------------------------------------------------------------------
      Cash from operations         4,074       2,798       2,111       4,717

    Investing:
      Mineral properties          (4,228)     (2,690)    (17,622)    (13,330)
      Oil and gas properties        (853)       (679)     (2,287)     (1,964)
      Promissory note            (14,000)     (6,982)    (14,000)     (6,982)
      Investments                  1,458         (24)      1,505         992
      Increase in reclamation
       deposits                       (3)        (71)        (36)       (111)
    -------------------------------------------------------------------------
                                 (17,626)    (10,446)    (32,440)    (21,395)

    Financing:
      Issue of common shares,
       net of issue costs          2,055       1,606      10,635       5,116
      Proceeds on sale of
       royalty                    13,160       7,113      13,160       7,113
      Deferred revenue             1,594         906       1,336         906
      Demand loan
        Proceeds                       -           -       5,000           -
        Repayment                   (224)          -        (739)          -
      Obligations under capital
       lease:
        Proceeds                     269           -         269           -
        Repayment                    (39)        (15)        (84)        (59)
    -------------------------------------------------------------------------
                                  16,815       9,610      29,577      13,076

    Increase (decrease) in
     cash position                 3,263       1,962        (752)     (3,602)
    Cash position, beginning
     of period                    (4,358)     (2,305)       (343)      3,259
    -------------------------------------------------------------------------
    Cash position, end of
     period                    $  (1,095)  $    (343)  $  (1,095)  $    (343)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statements of Retained Earnings
    For the Year Ended December 31, 2005
    (Canadian Dollars in Thousands) (unaudited)

                                  Three Months Ended              Year Ended
                                         December 31             December 31
                                    2005        2004        2005        2004

    Retained earnings,
     beginning of period       $   1,028   $   5,846   $   5,563   $   6,161
    Net earnings (loss)            1,030        (283)     (3,505)       (598)
    -------------------------------------------------------------------------
    Retained earnings, end
     of period                 $   2,058   $   5,563   $   2,058   $   5,563
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Notes to Consolidated Financial Statements

    Note 1 - General

    The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004. The unaudited financial statements include the financial statements of the Company and its subsidiaries.
    The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods'
presented. The statements have not been reviewed by the Company's independent auditors.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    At December 31, 2005, the quoted market value of the investments was
$6.7 million (December 31, 2004 - $3.9 million).

    Note 4 - Demand Loan

    The demand loan bears interest at 5.99%, is repayable in monthly principal and interest payments of $96,514 and matures in February 2010. The loan is secured by a general security agreement covering all assets of the
Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At December 31, 2005 there were 72,461,686 common shares outstanding.

    a) Issue of shares

    On December 31, 2004 the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common share purchase warrant, at a price of
$1.50 per unit, for gross proceeds of $1,725,000 million. Each warrant will entitle the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including
December 31, 2005 and $3.00 up to and including December 31, 2006. The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At December 31,
2005, there were 1,150,033 warrants outstanding.
    During 2005, the Company completed a private placement offering consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration for the services provided to the Company in connection with the offering the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consists of one common share and one-half of a broker warrant. Each whole broker warrant will entitle the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30. At December 31, 2005 there were 2,011,550 warrants and 201,155 broker units outstanding.
    During 2005, the Company entered into a flow-through share agreement for the issue of 1,999,999 common shares at a price of $1.05 per share for proceeds of $2,100,000. The Company is required to expend $2,100,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act
(Canada) prior to December 31, 2006.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire 10 years from the date of the grant of the option.
    For options outstanding at December 31, 2005 weighted average exercise prices are as follows:

                                             Average                 Average
                                    2005       Price        2004       Price

    Beginning of year          2,660,000   $    1.15   2,425,000   $    1.13
    Options granted              345,000        0.98     235,000        1.40
    Options exercised/
     cancelled                  (250,000)       1.29           -           -
                             ------------------------------------------------
    End of year                2,755,000   $    1.11   2,660,000   $    1.15
                             -----------------------  -----------------------
                             -----------------------  -----------------------

    For options outstanding at December 31, 2005, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                            Weighted    Weighted
                                             Average     Average
                                            Exercise   Remaining
    Option Price Per Share        Number       Price        Life

    $.53-$.96                  1,226,000   $    0.68        6.87 years
    $1.05-$1.38                1,194,000        1.30        4.18 years
    $1.71-$3.05                  335,000        2.05        2.94 years
                             -----------------------------------
                               2,755,000   $    1.11        5.23 years
                             -----------------------------------
                             -----------------------------------
    >>

    The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 6 year weighted average expected option life, no expected forfeiture rate, 60.82% to 63.09%
volatility and interest rates ranging from 2.85% to 5.0%. For the year to date the compensation cost recorded in respect of stock options issued was
$120,000.

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value available, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.3 million.

    Note 7 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold, oil & gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.
    Except as discussed below, the fair market value of the Company's financial assets and liabilities approximate net book value.
    At December 31, 2005, the Company had no outstanding forward gold contracts. At December 31, 2004, the Company had outstanding forward gold contracts of 4,000 ounces at an average price of US $417 per ounce with a market value loss inherent in these contracts of US $74,000.
    At December 31, 2005, the Company had no outstanding foreign exchange contracts. At December 31, 2004 the Company had outstanding foreign exchange contracts to sell US $5.5 million at an average CDN/US dollar exchange rate of
1.2611, with a market value gain inherent in these contracts of US $263,000.

    Note 8 - Contingencies

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the
Court of Queen's Bench. On September 28, 2005 the Court agreed with our position, allowing our appeal and setting aside the March 17, 2003 contravention. This decision is currently under appeal by the plaintiffs. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of the settlement, if any. Management is of the opinion these claims are unwarranted.

    Note 9 - Comparative Figures

    Certain prior year balances have been reclassified to conform to the current financial statement presentation.

    Note 10 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2004 for a narrative explanation of the differences in Canadian and US GAAP.
    %CIK: 0001173924

    /For further information: Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Edith English,
eenglish(at)renmarkfinancial.com, (514) 939-3989, Fax : (514) 939-3717;
www.renmarkfinancial.com;
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on reports(at)cnw./
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:16e 06-MAR-06